Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in millions, except ratios and percentages)

	Three Months Ended	Year Ended December 31,
Description	March 31, 2017	2016	2015	2014	2013	2012
Pretax income before adjustment for income or loss from equity investees	$18.3	$306.6	$324.0	$309.7	$283.7	$242.6
Fixed charges:
Interest expensed and capitalized and amortized premiums, discounts and capitalized expenses	8.6	5.7	—	—	—	—
Estimate of interest expense within rental expense	0.7	1.5	1.4	1.3	1.0	1.1
Distributed income of equity investees	—	2.9	2.4	—	—	—
Earnings	$27.6	$316.7	$327.8	$311.0	$284.7	$243.7
Ratio of earnings to fixed charges	3.0x	43.9x	232.0x	244.7x	284.9x	212.1x

Estimate of interest expense within rental expense
Rental expense	$2.1	$4.4	$4.1	$3.8	$3.0	$3.5
Estimate of interest component of rental expense%	33.3%	33.3%	33.3%	33.3%	33.3%	33.3%
Estimate of interest expense within rental expense	$0.7	$1.5	$1.4	$1.3	$1.0	$1.1